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NEWS RELEASE

NR09-17

December 14, 2009

Dorato Further Defines Lucero Discovery

Condor Gold-Copper Belt, NW Peru

Rock Geochemistry Grades Up To 11.17 g/t Gold

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt:D05) is pleased to announce the receipt of follow-up rock assay results received from Minera Afrodita relating to the high priority Lucero discovery, Condor Gold-Copper Belt, Peru (previous News Release NR09-03, NR09-13).  Recent follow-up rock sampling has returned highly anomalous results from 290 rock samples, ranging from below detection to 11.17 g/t gold, with coincident copper, zinc and lead anomalies.  Dorato has a right to acquire 100% of Minera Afrodita.

The Lucero Target (Figure 1) is located 5 km from the flagship Taricori Gold Zone – it was previously unknown and is not exposed by informal miners.  The initial discovery of the Lucero Zone was based on the interpretation of magnetic and electromagnetic (EM) geophysical data combined with regional geochemistry.  Initial sampling on the ground returned very encouraging gold grades in rock samples (from below detection to 3.27 g/t gold) and defined several broad areas of gold and base metal anomaly.  Follow-up mapping and sampling has now added significant weight to those initial results and brought Lucero a step closer to drill testing.

“With a strategic 800 square kilometre land position in a proven metallogenic belt, it is essential to develop proven evaluation tools to screen large areas and deliver multiple drill targets. The Lucero discovery is an excellent case-example where multi-discipline exploration results have come together to define a solid target.” stated Keith Henderson, Dorato’s President and CEO, “As recently announced, drilling permits have been received for the Taricori Gold Zone, five kilometres to the northwest, and I am confident that with continued positive results, Lucero will provide a second drill target in 2010.  Our exploration approach is proving to be effective in providing multiple exploration targets in a previously unexplored terrain.”

Lucero Exploration and Results

Rock sampling results for gold, copper and zinc are presented on Figures 2, 3 and 4 with background images showing mapped geology, electromagnetic and magnetic data respectively  These results include 290 new and 167 previously received results.  All aspects of the staged exploration approach can be reviewed in these figures.

Fig 2: Gold & Geology
Rock Geochemistry
Au_ppm
0.5 to 11.2
0.1 to 0.5
0 to 0.1
200 m

Fig 3: Copper & EM
Rock Geochemistry
Cu_ppm
1,000 to 33,200
200 to 1,000
0 to 200
200 m

Fig 4: Zinc & Magnetics
Rock Geochemistry
Zn_ppm
1,000 to 58,800
200 to 1,000
0 to 200
200 m

Geology Legend
Zamora Batholith - quartz porphyry
Zamora Batholith - dacite porphyry (sub-volcanic dikes)
Zamora Batholith - granitoid, quartz-rich
Zamora Batholith - quartz granite, tonalite, monzogranite
Zamora Batholith - tonalite, granodiorite
Zamora Batholith - diorite, tonalite
Oriente Gp - sediments
Sarayaquillo Fm - sediments
Oyotun Gp - rhyolites, dacites, tuffs
Oyotun Gp - andesites, tuffs, volcaniclastics
Pucará Gp - limestone
Pucará Gp - limestone, silicified

Highest grade gold and copper anomalies are clustered and broadly coincident with the electromagnetic (EM) anomaly (Figure 3).  Geochemical anomalies are due to mineralization in sandstones and limestones and believed to be intrusion related.  Zinc anomalies (Figure 4) are much more widespread as would be expected in this type of system.  In particular, there is a cluster of high-grade zinc anomalies associated with an interpreted distal skarn.  Most anomalous mineralization is located north of an interpreted structure, associated with the southern magnetic anomaly (Figure 4).

In the core of the electromagnetic anomaly, Figure 5, gold and copper anomalies occur in multiple adjacent samples.  In particular, 10 adjacent rock samples over 30m strike length (including 8 new samples) grade up to 11.17 g/t gold and average 2.85 g/t gold and 0.37% copper.  Future drill targeting will likely focus in this core area of geophysical and geochemical anomalies.

Geology and Mineralization

Lucero is interpreted as an intrusion-related gold-copper target with the most anomalous samples located close to the contact between Jurassic granodiorite to tonalite intrusions (Zamora batholith) and Triassic-Cretaceous sedimentary packages (Triassic to Jurassic Pucara Group limestones and Jurassic-Cretaceous Oyotun and Sarayaquillo Groups).  The interpretation is a gold-copper system, conceptually capable of hosting a bulk-tonnage target.  There is also some evidence of related skarn mineralization in the Pucara limestones, noted as garnet-scapolite alteration.

Development of a firm mineralization model will be dependent on examination of future drill core.  Mineralization is partly developed in a red-bed sandstone sequence where magnetite and pyrite appear to form replacement lenses and vein fill.  Mineralization has also been discovered in intrusive rocks with porphyry-style stockwork veining.  The presence of potentially reactive red-bed and limestone host rocks means that a significant volume of mineralization could be developed.

Future Work

The extent of anomalies and interpretation is limited by areas where no sampling has yet been completed.  Priority areas for further sampling have been identified and this work will be completed early in 2010 before drill targets are finalized.  The company intends to execute initial drill testing later in the year.

Additional Information

The Lucero target is located less than 5 kilometres to the south-east of the high-grade Taricori workings (previous News Release NR09-05, NR09-15), where grades from 210 vein channel samples averaged 11.45 g/t gold, 130.46 g/t silver, 3.92% zinc and 1.26% lead.  A structural corridor, which intersects the Jerusalem Deposit (Dynasty Metals & Mining Inc.), Taricori Zone, and the Lucero Zone, appears to be a fundamental regional control on mineralization, extending for 11.5 kilometres through the Taricori Block (dashed line on Figure 1 indicates the approximate trend).

It is important to note a fundamental difference between surface sampling and underground sampling.  The Taricori Zone is well exposed with 2.6 km of historical underground development, where vein sampling has provided a solid understanding of expected grades in the mineralized structures.  Average grades in mineralized structures at Taricori are 11.45 g/t gold.  In contrast, at Lucero, there are no underground workings and rock exposure is minimal.  Without underground workings to expose the mineralization, sampling has been effectively blind and guided by geophysics.  In this context, the results at Lucero, of up to 11.17 g/t gold, are interpreted to be a positive and significant affirmation of the exploration techniques – though the actual potential of the zone will only be determined by drilling the high grade zones.

Cordillera Del Condor Background

The Cordillera Del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources; 13.6 million ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (measured & indicated; 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s emerging Jerusalem Gold deposit in the Chinapintza district (measured & indicated; 0.58 million ounces gold at 12.4 g/t gold, inferred; 0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times.

Modern exploration on the Ecuadorian side of the border has successfully delineated a number of world-class gold and copper deposits including Kinross Gold’s Fruta del Norte gold deposit with inferred resources of 13.6 million ounces gold at 7.23 g/t gold.   The Peruvian portion of the Cordillera, while sharing key geological features and stratigraphy, has remained almost entirely unexplored until now.

Dorato, through a series of option agreements, has the right to wholly acquire an extensive land package of approximately 800 square kilometres – providing the Company a highly strategic position in this emergent gold district.  Dorato is well funded and possesses experienced management with a proven track record.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. Dorato’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and a shareholder.

The geochemical results were reviewed by Tansy O’Connor-Parson’s, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay.  ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Steve Stakiw, Manager- Corporate Communications

Email: info@doratoresources.com

Phone: 604-638-5817/ Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.